Prospectus addendum To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and the product supplements referred to below	Registration Statement Nos. 333-270004 and 333-270004-01 Dated June 3, 2024 Rule 424(b)(3)

JPMorgan Chase & Co.	JPMorgan Chase Financial Company LLC

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) have previously filed with the Securities and Exchange Commission a prospectus dated April 13, 2023 (the “Prospectus”), a prospectus supplement dated April 13, 2023 (the “Prospectus Supplement”) and the product supplements listed below (each, a “Product Supplement”). The risk factor set forth in Annex A to this prospectus addendum (the “Amended Risk Factor”) amends, restates and supersedes the risk factor entitled “As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.” in each Product Supplement in its entirety. In addition, the information set forth in the Amended Risk Factor supersedes any contrary statement or information contained in or incorporated by reference in the Prospectus.

Product Supplements
Product supplement no. 1-I dated April 13, 2023
Product supplement no. 2-I dated April 13, 2023
Product supplement no. 3-I dated April 13, 2023
Product supplement no. 4-I dated April 13, 2023
Product supplement no. 5-I dated April 13, 2023
Product supplement no. 7-I dated December 19, 2023
Product supplement no. UBS-1-I dated April 13, 2023
Product supplement no. WF-1-I dated April 13, 2023
Product supplement no. WF-2-I dated April 13, 2023

JPMorgan Chase & Co. and JPMorgan Financial will, and other affiliates of JPMorgan Chase & Co. and JPMorgan Financial may, use this prospectus addendum in connection with new offerings of notes of JPMorgan Financial or market-making transactions of outstanding notes of JPMorgan Financial that were issued prior to the date of this prospectus addendum.  Potential purchasers of outstanding notes of JPMorgan Financial in these market-making transactions should read the Amended Risk Factor for additional risks relating to the relevant notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or the Prospectus, the Prospectus Supplement, the Product Supplements or any other relevant prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

June 3, 2024

Annex A

Holders of JPMorgan Financial securities may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution.

Effective June 1, 2024, JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) became a direct subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”) and all obligations owed to JPMorgan Financial by other subsidiaries of JPMorgan Chase under its intercompany agreements became obligations of JPMorgan Chase.

As a finance subsidiary of JPMorgan Chase, JPMorgan Financial has no independent operations beyond the issuance and administration of its securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase, substantially all of JPMorgan Financial’s assets relate to obligations of JPMorgan Chase to make payments under loans made to JPMorgan Chase by JPMorgan Financial or under other intercompany agreements. As a result, JPMorgan Financial is dependent upon payments from JPMorgan Chase to meet its obligations under its securities. If JPMorgan Chase does not make payments to JPMorgan Financial and JPMorgan Financial is unable to make payments on its securities, holders of JPMorgan Financial securities may have to seek payment under the related guarantee by JPMorgan Chase, and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase.

Federal Reserve rules require that JPMorgan Chase maintain minimum levels of unsecured external long-term debt and other loss-absorbing capacity with specific terms (“eligible LTD”) that have no recourse against JPMorgan Chase’s operating subsidiaries if JPMorgan Chase were to enter into bankruptcy or resolution proceedings, including:

•	in a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, or

•	in a receivership administered by the FDIC under Title II of the Dodd-Frank Act (“Title II”).

If JPMorgan Chase were to enter into bankruptcy or resolution proceedings, holders of eligible LTD and other debt and equity securities of JPMorgan Chase are expected to absorb the losses of JPMorgan Chase and its key operating subsidiaries. JPMorgan Financial is not a key operating subsidiary of JPMorgan Chase and in a bankruptcy or resolution of JPMorgan Chase, it is not expected to have sufficient resources to meet its obligations in respect of its securities as they come due, and claims under JPMorgan Chase’s guarantee of JPMorgan Financial’s securities are expected to absorb losses on a pari passu basis with the holders of other unsecured, unsubordinated claims against JPMorgan Chase, including claims in respect of eligible LTD and other unsecured debt securities of JPMorgan Chase.

Under the preferred “single point of entry” strategy under JPMorgan Chase’s resolution plan, JPMorgan Chase would enter bankruptcy proceedings after fulfilling its obligation to contribute nearly all of its available resources to its intermediate holding company subsidiary, JPMorgan Chase Holdings LLC (the “IHC”). The IHC would be required to use those resources to support the capital and liquidity needs of JPMorgan Chase’s key operating subsidiaries, which would be recapitalized, as needed, so that they could continue normal operations or subsequently be divested or wound down in an orderly manner. The resources contributed by JPMorgan Chase to the IHC in a resolution scenario would be expected to include inter-affiliate notes issued by J.P. Morgan Securities LLC to JPMorgan Chase, to the extent that those notes had not already been contributed by JPMorgan Chase to the IHC, but would not include the equity of JPMorgan Financial. After such contributions, JPMorgan Chase would remain liable under any outstanding inter-affiliate notes issued by JPMorgan Chase to JPMorgan Financial. JPMorgan Financial is not a key operating subsidiary of JPMorgan Chase, and it would not be recapitalized or receive support from the IHC under JPMorgan Chase’s resolution plan. JPMorgan Chase’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase’s equity securities and thereafter on its unsecured creditors, including the guarantee claims of holders of JPMorgan Financial securities. Claims of holders of JPMorgan Financial securities could not be asserted against other subsidiaries of JPMorgan Chase, and such claims would accordingly be structurally junior to the claims of creditors of such subsidiaries, as well as to priority claims (as determined by statute) and secured claims that can be asserted against JPMorgan Chase.

Accordingly, in a bankruptcy or resolution of JPMorgan Chase, holders of JPMorgan Financial securities can expect to realize value from JPMorgan Chase Bank, N.A. and other subsidiaries of JPMorgan Chase under the guarantee by JPMorgan Chase only to the extent available to JPMorgan Chase as a direct or indirect shareholder of such subsidiaries, and only after claims against such subsidiaries, and any priority claims and secured claims against JPMorgan Chase, have been satisfied.

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The FDIC has similarly indicated that a single point of entry recapitalization model is its preferred strategy to resolve a systemically important financial institution, such as JPMorgan Chase, under Title II.

If JPMorgan Chase were to approach, or enter into, a bankruptcy or resolution proceeding, none of JPMorgan Chase, the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase’s preferred resolution strategy, and losses to holders of JPMorgan Financial securities, under whatever strategy is ultimately followed, could be greater than what they might have been under JPMorgan Chase’s preferred strategy.

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